

Mail Stop 3561

May 9, 2017

Mark D. Okerstrom
Chief Financial Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, Washington 98004

>   **Re:    Expedia, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Form 8-K furnished April 27, 2017**
>   **File No. 001-37429**

Dear Mr. Okerstrom:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 49

1. We note that you disclose and discuss revenue by segment on page 49.  Please revise your MD&A section to also discuss the changes in results of operations by segment.  In this regard, you should discuss any significant changes in costs and profitability measure related to each segment, such as Adjusted EBITDA, which is disclosed in Note 19 to the financial statements as your primary operating metric for your segments, or operating income.  See Item 303(A) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Fair Value Measurements, page F-24

2. Please revise to include fair value measurement disclosures related to assets and liabilities measured at fair value on a non-recurring basis, such as the indefinite lived intangible assets that were impaired during 2016. See requirements in ASC 820-10-50-2.

Note 19 – Segment Information, page F-43

3. Please revise to disclose your revenue by product or service in accordance with ASC 280-10-50-40.

Form 8-K furnished April 27, 2017

Exhibit 99.1

4. We note that in the Financial Summary and Operating Metrics section on page 1, you present Adjusted EBITDA prior to operating and net loss as calculated in accordance with GAAP. To avoid giving undue prominence to this non GAAP measure, please revise to present the most directly comparable GAAP measure, presumably net income (loss), prior to the presentation of this non-GAAP measure. We also note that in your reconciliation of Adjusted EBITDA on page 21, you begin the reconciliation with the non-GAAP measure rather than the GAAP measure. Please revise to begin the reconciliation with the most directly comparable GAAP measure, net income (loss). See Question 102.10 of the Compliance and Disclosure Interpretations updated May 17, 2016

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure